UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

(Amendment No. 5)

H-Cyte, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404124109

(CUSIP Number)

FWHC Holdings, LLC

Attn: J. Rex Farrior, III

1306 W Kennedy Blvd

Tampa, Florida 33606

(813) 251-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOA Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Rex Farrior, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd R. Wagner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge Friends, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 697,263,374
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 697,263,374
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,263,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.74%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Based on an aggregate of 741,344,835 shares of Common Stock and Series A Preferred Stock outstanding as of February 24, 2022.

CUSIP No. 404124109

Amendment No. 5 to Statement on Schedule 13D

This Amendment No. 5 to Statement on Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D of FWHC Holdings, LLC, HOA Capital, LLC and J. Rex Farrior, III filed with the Securities and Exchange Commission on February 25, 2020, as amended by Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on April 17, 2020 by FWHC Holdings, LLC, HOA Capital, LLC, J. Rex Farrior, III, FWHC Bridge, LLC, Todd R. Wagner and FWHC Bridge Friends, LLC (collectively, the “Reporting Persons”), as amended by Amendment No. 2 to Statement on Schedule 13D filed with the Securities and Exchange Commission on July 6, 2020 by the Reporting Persons, as amended by Amendment No. 3 to Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2020 by the Reporting Persons, as amended by Amendment No. 4 to Statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2021 by the Reporting Persons (as amended, the “Statement”), to reflect the exercise of warrants held by certain Reporting Persons, in connection with which such Reporting Persons received additional warrants pursuant to a warrant exercise inducement agreement with the Issuer.

Except as specifically amended by this Amendment No. 5, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings given to them in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The November 2019 Offering

In a private placement by the Issuer of Series D Preferred Stock and related warrants (the “November 2019 Offering”), FWHC acquired 146,997.57 shares of Series D Preferred Stock for a purchase price of $40.817 per share, along with a 10-year warrant to purchase up to 14,669,757 shares of Common Stock.

FWHC used available working capital for this purchase. FWHC did not pay additional consideration for the warrant.

Each share of Series D Preferred Stock was convertible any time at the option of the holder into the number of shares of Common Stock determined by dividing the original issue price of the Series D Preferred Stock by the Series D conversion price then in effect. On July 23, 2020, each share of outstanding Series D Preferred Stock of the Issuer was converted into shares of Common Stock, resulting in FWHC receiving 15,518,111 shares of Common Stock upon conversion of its Series D Preferred Stock after the addition of accrued dividends.

The exercise price of the related warrant was initially $0.75 per share, but was subsequently reduced to the purchase price in the Qualified Financing (as defined below).

CUSIP No. 404124109

The April 2020 Offering

On April 17, 2020, in connection with a private placement of securities by the Issuer to 32 investors (the “April 2020 Offering”), Bridge and Bridge Friends entered into a Secured Convertible Note and Warrant Purchase Agreement with the Issuer (the “Note Purchase Agreement”), pursuant to which (i) Bridge purchased two secured convertible promissory notes in the original principal amount of $1,000,000 (“Bridge Note #1”) and $1,535,570 (“Bridge Note #2”), respectively, from the Issuer, and (ii) Bridge Friends purchased a secured convertible promissory note in the original principal amount of $100,000 (“Bridge Friends Note”) from the Issuer. Bridge and Bridge Friends used available working capital for the purchase of their respective notes in the April 2020 Offering.

Following the April 2020 Offering, Bridge entered into an Assignment Agreement with Susana Campana-Arroyo (“Campana-Arroyo”), a purchaser in the April 2020 Offering, pursuant to which Bridge purchased the Convertible Promissory Note (“Bridge Note #3) from Campana-Arroyo for a purchase price of $7,500.

Each of Bridge Note #1, Bridge Note #2, Bridge Note #3 and the Bridge Friends Note were convertible into shares of the Issuer’s stock upon the terms and conditions set forth therein. If the amounts due under the notes were not repaid before the closing of the Qualified Financing (as defined below), the outstanding principal balance and accrued and unpaid interest on the notes would automatically convert into shares of the series of preferred stock issued in the Qualified Financing, in which case the conversion price (the “Note Conversion Price”) would be equal to the lesser of (i) the price per share paid by an investor in the Qualified Financing for the preferred stock (the “Subscription Price”) and (ii) the price per share obtained by dividing (x) $3,000,000 by (y) the number of fully diluted shares of the Issuer outstanding immediately prior to the Qualified Financing.

“Qualified Financing” was defined as an offering of preferred stock of at least $3.6 million, exclusive of the conversion of the notes or the Standby Commitment (as defined below), which was contemplated to be effected in the form of a rights offering of Series A Preferred Stock to holders of the then-outstanding Common Stock. If a Qualified Financing closing did not take place on or prior to October 31, 2020, the notes would become convertible at the option of the holders into the number of shares of Series D Preferred Stock as is equal to the quotient obtained by dividing the outstanding principal balance and unpaid interest on each note being converted as of the date of conversion by the product of (x) 50 and (y) the quotient obtained by dividing $3,000,000 by the number of fully diluted shares of the Issuer outstanding immediately prior to the conversion.

The Qualified Financing

The Issuer initiated a Qualified Financing by filing a registration statement on Form S-1 on July 2, 2020 (the “Registration Statement”) for the issuance of Series A Preferred Stock at a subscription price of $0.014 per share (the “Subscription Price”). Prior to the commencement of the Qualified Financing, all of the shares of the Issuer’s outstanding Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and Series D Preferred Stock were converted into shares of Common Stock. The Issuer also immediately prior to the commencement of the Qualified Financing amended and restated its charter to increase the number of authorized capital stock, to establish the Series A Preferred Stock, and to reflect the conversion of each share of the Issuer’s outstanding Series B Preferred Stock and Series D Preferred Stock into shares of Common Stock.

CUSIP No. 404124109

The rights offering that formed the core of the Qualified Financing expired on September 11, 2020. In connection with the closing of the Qualified Financing, and in accordance with their terms, Bridge Note #1, Bridge Note #2, Bridge Note #3 and the Bridge Friends Note converted into a total of 198,194,247 shares of Series A Preferred Stock at a conversion price equal to the Subscription Price in the Qualified Financing. The shares of Series A Preferred Stock are expected to be convertible at a ratio of 1:1 into shares of Common Stock such that the shares of Series A Preferred Stock held by FWHC Bridge and FWHC Bridge Friends through conversion of Bridge Note #1, Bridge Note #2, Bridge Note #3 and the Bridge Friends Note will ultimately be convertible into an aggregate of 198,194,247 shares of Common Stock.

In connection with its receipt of Bridge Note #1, Bridge Note #2 and Bridge Note #3, Bridge received (A) a warrant to purchase up to 200% of the aggregate number of shares of Common Stock of Issuer into which Bridge Note #1 may ultimately be converted (“Bridge Warrant #1”) and (B) a warrant to purchase up to 100% of the aggregate number of shares of Common Stock of Issuer into which Bridge Note #2 may ultimately be converted (“Bridge Warrant #2”). In connection with its purchase of Bridge Note #3 from Campana-Arroyo, Bridge Friends also received an assignment of Campana-Arroyo’s warrant to purchase up to 100% of the aggregate number of shares of Common Stock of Issuer into which the Note #3 may ultimately be converted (“Bridge Warrant #3”). In connection with its receipt of the Bridge Friends Note, Bridge Friends received a warrant to purchase up to 100% of the aggregate number of shares of Common Stock of Issuer into which the Bridge Friends Note may ultimately be converted (“Bridge Friends Warrant” and collectively with Bridge Warrant #1, Bridge Warrant #2 and Bridge Warrant #3, the “April Warrants”). Neither Bridge nor Bridge Friends paid additional consideration for such warrants. The April Warrants have exercise prices equal to the Subscription Price, which is equal to $0.014 per share and are ultimately exercisable into an aggregate of 273,356,676 shares of Common Stock.

As part of the April 2020 Offering, the Issuer and FWHC entered into an amendment to the warrant previously received by FWHC to purchase an aggregate of 14,669,757 shares of the Common Stock to lower the exercise price on such warrant from $0.75 per share to the Subscription Price. The number of shares of Common Stock that may be acquired by FWHC under such warrant remains unchanged at 14,669,757.

The Note Purchase Agreement provided a commitment on the part of each note purchaser, including Bridge and Bridge Friends, to agree to invest at the Qualified Financing, on a pro rata basis based on the relative principal amount of their respective notes, an identical dollar amount as purchased by such note purchaser in the April 2020 Offering as a standby commitment (the “Standby Commitment”). In connection with the Qualified Financing and pursuant to their Standby Commitment, Bridge and Bridge Friends collectively purchased an additional 117,362,143 shares of Series A Preferred Stock, which are collectively convertible into 117,362,143 shares of Common Stock.

Separate from its acquisition of notes and warrants pursuant to the April 2020 Financing, on March 27, 2020, Bridge purchased a 12% Senior Secured Convertible Note due September 30, 2020 (the “Hawes Note” and collectively with Bridge Note #1, Bridge Note #2 and the Bridge Friends Note, the “Notes”) that was originally issued by the Issuer to George Hawes (“Hawes”) from Hawes for a purchase price of $424,615, pursuant to an Assignment Agreement dated as of such date among Bridge, the Issuer and Hawes (the “Assignment Agreement”). Simultaneously with its acquisition of the Hawes Note, the Issuer and Bridge subsequently entered into a First Amendment to 12% Senior Secured Convertible Note due September 30, 2020 (the “Hawes Note Amendment”), to among other things, eliminate the requirement for payment of interest under the Hawes Note prior to maturity and to ensure that the outstanding principal balance and accrued and unpaid interest on the Hawes Note would automatically be converted into shares of the series of preferred stock issued in the Qualified Financing at a conversion price equal to the lesser of (x) $0.36 per share and (y) 90% of the Subscription Price. In connection with the closing of the Qualified Financing, the Hawes Notes converted into 35,860,079 shares of Series A Preferred Stock at a conversion price of $0.0126 per share (i.e. 90% of the Subscription Price). The shares of Series A Preferred Stock are convertible at a ratio of 1:1 into shares of Common Stock such that the shares of Series A Preferred Stock held by FWHC Bridge through conversion of the Hawes Note are convertible into an aggregate of 35,860,079 shares of Common Stock.

CUSIP No. 404124109

On February 23, 2022, Bridge and Bridge Friends exercised April Warrants at the stated exercise price of $0.014 per share for an aggregate of 42,302,361 shares of Common Stock pursuant to a warrant exercise inducement agreement, dated February 23, 2022 (“Inducement Agreement”) each of them had executed with the Issuer. Pursuant to the Inducement Agreement, Bridge and Bridge Friends received additional warrants to purchase an aggregate of 42,302,361 shares of Common Stock (the “Inducement Warrants”). The Inducement Warrants have the same terms and conditions as the April Warrants (including the $0.014 per share exercise price), except that they carry five-year expiration terms.

As of the date of this Amendment No. 5, the Reporting Persons beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in the aggregate 697,263,374 shares of Common Stock, which represents a beneficial ownership percentage of 67.74%.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ respective businesses, financial positions, strategic directions and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may in the future engage in transactions that may make the Common Stock eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act, acquire or cause their respective affiliates to acquire additional shares of capital stock of the Issuer, dispose of some or all of their securities, or continue to hold the securities (or any combination or derivative thereof).

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 404124109

Item 5.	Interest in Securities of the Issuer.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b)       The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, or (iii) shared power to vote or direct the vote or dispose or direct disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
FWHC Holdings, LLC	0	0	697,263,374
HOA Capital LLC	0	0	697,263,374
J. Rex Farrior	0	0	697,263,374
FWHC Bridge, LLC	0	0	697,263,374
Todd R. Wagner	0	0	697,263,374
FWHC Bridge Friends, LLC	0	0	697,263,374

CUSIP No. 404124109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022	FWHC Holdings, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager
FWHC Bridge Friends, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager HOA Capital LLC
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager
/s/ J. Rex Farrior, III J. REX FARRIOR, III

FWHC Bridge, LLC
By: /s/ Todd R. Wagner Name: Todd R. Wagner Title: Manager
/s/ Todd R. Wagner TODD R. WAGNER